United States Securities and Exchange Commission

October 13, 2020

October 13, 2020

Via EDGAR and Federal Express

Courtney Lindsay, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biodesix, Inc.
Registration Statement on Form S-1
File No. 333-249260

Dear Mr. Lindsay:

On behalf of Biodesix, Inc. (the “Registrant”), we hereby submit Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been marked to show all changes from the Registrant’s initial Registration Statement on Form S-1 filed on October 2, 2020 (the “Initial Registration Statement”).

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission on the Initial Registration Statement, as set forth in the Staff’s letter dated October 9, 2020. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Amendment No. 2 to Registration Statement on Form S-1

Business Overview, page 2

1.

We note your response to prior comment 4 and your revised disclosures; however it remains unclear what basis you have to refer to the two tests as your products as opposed to Bio-Rad’s products. More specifically, your disclosures indicate that you may be packaging and marketing Bio-Rad’s products as part of a program branded under your name. Please revise or explain in detail how you have “utilized” Bio-Rad’s technology and intellectual property and whether you performed material research and development. Please note that we may also have additional comment once you file your agreements with Bio-Rad as exhibits to the registration statement.

United States Securities and Exchange Commission

October 13, 2020

The Registrant has revised the disclosure throughout the Registration Statement to clarify that the COVID-19-related diagnostic tests that are part of the Biodesix WorkSpace™ testing program are not products of the Registrant, but those of Bio-Rad’s. The Registrant has also revised the disclosure to make clear that it has commercialized these products and provided a description of its processes from pre-launch verification and validation to ongoing development support.

Some intellectual property that we in-license may have been developed through government funded programs..., page 63

2.	Please revise your disclosure on page 63 to include your response to prior comment 7.

The Registrant has revised the disclosure on page 63 in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 91

3.

Please expand your disclosures to quantify the decrease in diagnostic test revenue due to impacts from the COVID-19 pandemic and the increase in revenue related to the release of two COVID-19 diagnostic tests.

The Registrant has revised the disclosure on pages 89 and 93 in accordance with the Staff’s comment.

Research and Development, page 92

4.	Please quantify the amount of costs incurred for internal costs versus external costs and provide further breakout of those types of costs.

The Registrant has revised the disclosure on page 93 in accordance with the Staff’s comment.

Bio-Rad SARS-CoV-2 ddPCR Test, page 127

5.

We note your response to our prior comment 11. Please further revise your disclosure here to reflect your response and more plainly state that the publication did not report results from testing of Bio-Rad’s SARS-CoV-2 ddPCR and that the report was from testing of another ddPCR testing product.

The Registrant has revised the disclosure on page 130 in accordance with the Staff’s comment.

Platelia SARS-CoV-2 Total Ab Test, page 127

6.

We note your response to our prior comment 12. Please revise to disclose the n value. In light of your response that the p-value is not known to you, please disclose whether uncertainty exists as to whether the results are statistically significant, or advise.

The Registrant has revised the disclosure on page 130 in accordance with the Staff’s comment. The Registrant respectfully submits it is using the confidence interval to identify statistical significance instead of the p-value.

Intellectual Property, page 136

United States Securities and Exchange Commission

October 13, 2020

7.

We note your response to our prior comment 16. Please expand your disclosure to clarify whether Bio-Rad has patent protections covering the COVID-19 diagnostic and antibody tests that you sell as part of your program.

The Registrant has revised the disclosure on page 139 in accordance with the Staff’s comment.

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Please do not hesitate to contact the undersigned at (415) 772-1256 with any questions you may have regarding this filing.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

cc:	Scott Hutton, Biodesix, Inc.
Robin Harper Cowie, Biodesix, Inc.
David Poticha, Biodesix, Inc.
Samir A. Gandhi, Sidley Austin LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP